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14030184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blackhill Advisors, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2602 McKinney, Suite 400
(No. and Street)

Dallas	Texas	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

DD 3/14/14

OATH OR AFFIRMATION

I, James Latimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Blackhill Advisors, LP, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public


SYLVIA L. CHERRY
MY COMMISSION EXPIRES
March 14, 2017

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

BLACKHILL ADVISORS, LP

TABLE OF CONTENTS

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the General Partner
Blackhill Advisors, LP

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Blackhill Advisors, LP as of December 31, 2013, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackhill Advisors, LP as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 13, 2014

BLACKHILL ADVISORS, LP
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$ 110,059
Prepaid expense	64,769
Total Assets	$ 174,828

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 16,352
Total liabilities	16,352
Partners' capital	158,476
Total Liabilities and Partners' Capital	$ 174,828

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Income
For the Year Ended December 31, 2013

Revenues	
Interest income	$ 133
Fees	2,831,734
Total revenues	2,831,867
Expenses	
Consulting fees	2,705,095
Professional fees	8,850
Occupancy	7,200
Other operating expenses	51,498
Total expenses	2,772,643
Net income before income taxes	59,224
State income tax expense	--
Net Income	$ 59,224

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2013

	General Partner	Limited Partner	Total
Beginning balance, January 1, 2013	$ 993	$ 98,259	$ 99,252
Net income	592	58,632	59,224
Ending balance, December 31, 2013	$ 1,585	$ 156,891	$ 158,476

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2013

Balance, at January 1, 2013	$	--
Increases		--
Decreases		--
Balance, at December 31, 2013	$	--

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 59,224
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Increase in prepaid expense	(25,404)
Increase in accounts payable and accrued expenses	7,752
Net cash provided (used) by operating activities	41,572
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Net cash provided (used) by financing activities	--
Net increase in cash	41,572
Cash at beginning of period	68,487
Cash at end of period	$ 110,059

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Notes to Financial Statements
December 31, 2013

Note 1 - Summary of Significant Accounting Policies

Organization

Blackhill Advisors, LP (the "Partnership") was organized on August 15, 2000, as a Texas limited partnership. The Partnership agreement provides that the Partnership terminates in the year 2025 unless otherwise terminated.

The Partnership is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership's office is located in Dallas, Texas. Its income is derived from consulting and business brokerage.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

No provision for Federal income taxes is required since the partners report their proportionate share of Partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

The State of Texas requires enterprises to pay a tax based on their taxable margin. The taxable margin is the lesser of: (a) 70% of revenue or (b) 100% of revenue less (i) the cost of goods sold or (ii) compensation. Such tax is accounted for as an income tax for financial statement purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Partnership's federal and state income tax returns are subject to examination by taxing authorities over various statutes of limitations generally three to five years from the date of filling.

Allocation of Income and Loss

Except for certain events provided for in the Partnership agreement, income or loss of the Partnership is generally allocated 99% to the limited partner and 1% to the general partner.

Management Powers

The general partner is responsible for management of the Partnership including the timing and amount of all distributions to the partners.

Note 1 - Summary of Significant Accounting Policies, continued

Limited Liability

Except as otherwise provided by law, the Partnership agreement provides that the limited partner shall not be personally liable for obligations of the Partnership.

Revenue Recognition

Revenue from consulting and business brokerage is recognized upon performance of the services.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Partnership had net capital of approximately $93,707 and net capital requirements of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .17 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions

The Partnership incurred expenses for office rent of $7,200, general services of $1,800, and consulting fees of $2,685,000 during 2013, which were paid to related entities.

Note 5 - Major Customers

During 2013, 70% of the Partnership's revenues was generated from one source.

Note 6 - Credit Risk

At December 31, 2013, and at various times throughout the year, the Partnership may have had cash balances in excess of federally insured limits.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2013

Schedule I

BLACKHILL ADVISORS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Computation of Net Capital

Total ownership equity qualified for net capital		$ 158,476
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		158,476
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense	$ 64,769	(64,769)
Net capital before haircuts on securities positions		93,707
Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1(f)		--
Net capital		$ 93,707

Aggregate Indebtedness

Accrued expenses	$ 16,352
Total aggregate indebtedness	$ 16,352

Schedule I (continued)

BLACKHILL ADVISORS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,090
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 88,707
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 87,707
Ratio: Aggregate indebtedness to net capital	.17 to 1

Reconciliation with Partnership's Computation

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation:

Net capital per Partnership's (Unaudited) Focus Part IIA	$ 99,612
Adjustments:	
Understatement of liabilities	(5,905)
Net capital per audited financial statements	$ 93,707

Schedule II

BLACKHILL ADVISORS, LP
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which business is limited to consulting and business brokerage.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2013

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner
Blackhill Advisors, LP

In planning and performing our audit of the financial statements and supplemental information of Blackhill Advisors, LP (the "Partnership"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
February 13, 2014

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the General Partner
Blackhill Advisors, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Blackhill Advisors, LP, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Blackhill Advisors, LP's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Blackhill Advisors, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
February 13, 2014

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7

33-REV 7/10)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for urposes of the audit requirement of SEC Rule 17a-5:

Blackhill Advisors, L.P.
2602 McKinney Avenue
Suite 400
Dallas, TX 75204
FINRA 116423 SEC 8-53544

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Latimer (214) 871-2460

WORKING COPY

. A. General Assessment (item 2e from page 2) $ 7,079

B. Less payment made with SIPC-6 filed (exclude interest) (1,614)

July 15, 2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,465

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,465

H. Overpayment carried forward $( )

. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

he SIPC member submitting this form and the erson by whom it is executed represent thereby ıat all information contained herein is true, correct nd complete.



Blackhill Advisors, L.P.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director / CEO
(Title)

ated the 7th day of February , 20 14 .

his form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form or a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

m No.

. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,831,867
. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	$0
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$0	
Enter the greater of line (i) or (ii)		0
Total deductions		0
. SIPC Net Operating Revenues		$2,831,867
. General Assessment @ .0025		$7,079